SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                     Under the Securities Exchange Act of 1934
                                (Amendment No. 15)

                           SANTA FE FINANCIAL CORPORATION
                           ------------------------------
                                  Name of Issuer

                     Common Stock, Par Value $0.10 Per Share
                     ---------------------------------------
                           Title of Class of Securities

                                   802014-10-0
                                   -----------
                                   CUSIP Number


                                 Michael G. Zybala
                              Vice President Operations
                              The InterGroup Corporation
                                 820 Moraga Drive
                           Los Angeles, California 90049
                                  (310) 889-2500
                     --------------------------------------------
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                 March 21, 2002
                                 --------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

CUSIP No. 802014-10-0                                     Page 2 of 6 Pages
-----------------------------------------------------------------------------
1.   Name of Reporting Person                     Tax Identification Number

     The InterGroup Corporation                         13-3293645
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
-----------------------------------------------------------------------------
3.   SEC Use Only
-----------------------------------------------------------------------------
4.   Source of Funds

     WC
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
-----------------------------------------------------------------------------
Number of                                 7.   Sole Voting Power
Shares                                         709,596
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           660,196
                                          -----------------------------------
                                          10.  Shared Dispositive Power

-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     709,596 Shares of Common Stock
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     57.1%
-----------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
-----------------------------------------------------------------------------

CUSIP No. 802014-10-0                                      Page 3 of 6 Pages
-----------------------------------------------------------------------------
1.   Name of Reporting Person                     Tax Identification Number

     John V. Winfield
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
-----------------------------------------------------------------------------
3.   SEC Use Only

-----------------------------------------------------------------------------
4.   Source of Funds

     N/A
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     U.S.
-----------------------------------------------------------------------------
Number of                                 7.   Sole Voting Power
Shares
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each                                           709,596
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           49,400
                                          -----------------------------------
                                          10.  Shared Dispositive Power
                                               709,596
-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     709,596 Shares of Common Stock
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     57.1%
-----------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
-----------------------------------------------------------------------------

                           AMENDMENT NO. 15
                           TO SCHEDULE 13D
                    OF THE INTERGROUP CORPORATION
                         AND JOHN V. WINFIELD
                  REGARDING OWNERSHIP OF SECURITIES OF
                     SANTA FE FINANCIAL CORPORATION


          This Amendment No. 15 to Schedule 13D is being filed by The InterGroup Corporation, a Delaware Corporation ("InterGroup"), and John V. Winfield, the Chairman, President and Chief Executive Officer of InterGroup, to update information previously furnished. This Amendment reflects additional purchases of the Common Stock, $.10 par value (the "Common Stock") of Santa Fe Financial Corporation, a Nevada corporation, ("Santa Fe") by InterGroup in open market transactions.

          The following items of this Schedule 13D are amended:

Item 1.   Security of issuer

          This Amendment to Schedule 13D relate to the Common Stock of Santa
Fe.

Item 3.   Source and Amount of Funds or Other Consideration.

          InterGroup used working capital as its source of funds to purchase additional shares of the Common Stock.


Item 4.   Purposes of Transactions.

          InterGroup and Mr. Winfield have ownership and voting control over Santa Fe. Mr. Winfield serves as Chairman of the Board, President and Chief Executive Officer of InterGroup and Santa Fe. All of Santa Fe's Directors also serve as Directors of InterGroup. As previously reported, on June 30, 1998, John V. Winfield entered into a voting trust agreement, whereby he granted to InterGroup the right to vote the 49,400 shares of Santa Fe Common Stock owned by him as well as a right of first refusal on any sale of those shares.

          The acquisition of the Common Stock of the Company by InterGroup was for investment purposes. InterGroup, or Mr. Winfield may, from time to time, purchase additional shares of Common Stock in the open market or in private transactions to increase their ownership position in Santa Fe.

          InterGroup, Santa Fe and John V. Winfield have no other plans or intentions that relate to or would result in the events set forth in Item 4 of the instructions to Schedule 13D.

Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------

          (a) InterGroup, as of March 21, 2002, may be deemed to beneficially own, for purposes of this Section 13(d) of the Exchange Act: (i) 596,596 shares of the Common Stock it directly owns; (ii) 49,400 shares of Common Stock owned by Mr. Winfield over which it has voting control; and (iii) 63,600 shares of convertible Preferred Stock. The total of those shares represent 57.1% of the outstanding Common Stock of Santa Fe assuming the conversion of the Preferred Stock into shares of Common Stock.

          John V. Winfield owns 49,400 shares of the Common Stock of Santa Fe. Mr. Winfield is the Chairman, President and Chief Executive Officer of InterGroup and is the controlling shareholder of InterGroup. Mr. Winfield has investment and voting control of the securities held by InterGroup. To the extent that Mr. Winfield is deemed to beneficially own, for purposes of
Section 13(d), the Common Stock and Preferred Stock of InterGroup, he would beneficially own 57.1% of the Common Stock.

          The above percentages were determined based on Santa Fe's representations in its latest filing with the Securities and Exchange Commission that it had 1,178,210 shares of Common Stock issued and outstanding and 63,600 shares of convertible Preferred Stock issued and outstanding, and assuming the conversion of the Preferred Stock into Common Stock.

          (b) As the Chairman, President, Chief Executive Officer and controlling shareholder of InterGroup, John V. Winfield shares the voting power and disposition power with respect to the Common Stock and Preferred Stock owned by InterGroup.

          As provided for in the voting trust agreement, InterGroup has voting power over the shares owned by Mr. Winfield. Mr. Winfield has sole disposition power with respect to the Common Stock owned by him, subject to InterGroup's right of first refusal.

          (c) Information with respect to transactions effected by InterGroup in the Common Stock within the past sixty (60) days is set forth below:

                Number of           Price per
    Date         Shares               Share                Nature
    ----        ---------           ---------              ------
  03/21/02       27,000              $11.85          Open Market Purchase


          (d) No person other than InterGroup, with respect to its shares, or Mr. Winfield, with respect to his shares, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by each.

          (e)  Inapplicable.

                               SIGNATURES


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 28, 2002                 THE INTERGROUP CORPORATION
       -----------------
                                   By: /s/ Michael G. Zybala
                                       -------------------------------
                                       Michael G. Zybala
                                       Vice President Operations


Dated:  March 28, 2002                 /s/ John V. Winfield
                                       ------------------------
                                       John V. Winfield